Vocana

Jim Knight <JKnight@AcuServeCorp.com>

Thu 7/15/2021 1:06 PM

To: scott nextlevel11.com <scott@nextlevel11.com>

Hey Scott - Wow what a great time this week. Awesome getting everyone back together and really looking forward to helping both of our organizations grow.

As promised here is the information on the music application that I am helping launch. As you may already know, I am invested in a Music Application called Vocana and we have just launched a crowdfunding campaign that allows anyone to invest as little as $100.

I value your input and would like you to check out the site below and provide me with any feedback on what should be changed to improve the message and get people to Join the Movement and Invest in Vocana!

https://wefunder.com/vocana/

Lastly, Vocana is now Live and we are currently onboarding invitation only artists. If you know of anyone that would like to be a part of our beta phase have them sign up on our website and let me know. www.vocana.co.

Hope to grab drinks with you in Siesta Key soon. I am down here until next Wednesday.

Thank you,

Jim

Disclaimer

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.







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